SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2003

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Avenida Maria Coelho Aguiar, 215, Bloco F, 6(o) andar
05804-900 Sao Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

                                           Bovespa (São Paulo) AMBV4 - Preferred
                                                                  AMBV3 - Common
                                                 NYSE (New York) ABV - Preferred
                                                                   ABVc - Common

      AMBEV CONFIRMS APPROVAL OF STRATEGIC ALLIANCE BY ARGENTINE REGULATORS

São Paulo,  January 14, 2003 - Companhia  de Bebidas das Américas - AmBev [NYSE:
ABV, ABVc and BOVESPA:  AMBV4,  AMBV3],  the world's  fifth  largest  brewer and
Brazil's leading beverage company, today announced that it has received approval from the Argentine  regulatory  authorities,  subject to certain conditions,  to complete its strategic alliance with Quilmes Industrial (Quinsa) S.A.. By virtue of this alliance both  companies  will be  integrating  their  operations in the
Southern Cone, as a result of which AmBev will hold a 37.5% economic interest in
Quinsa.

A summary of the principal conditions imposed by the regulators is as follows:

1)   Within 12 months as of today, Quinsa and AmBev (the "Parties") must dispose of the following assets:

a)   To an  independent,  financially  sound,  foreign  brewer  with no  current production in Argentina (the "Purchaser"):

-    The Bieckert and Palermo brands.
-    The license for  production of the Heineken  brand.  Should the transfer of this license prove to be impossible  to complete,  or should  completion of this  condition be  considered  very harmful for the Parties,  the Imperial brand would be transferred instead.
-    The Norte brand, at the option of the Purchaser, provided that an agreement
     is  reached  on  the  price.   Such  a  price  will  be  determined  by  an
     internationally  recognized  investment bank approved by the Parties.
-    The brewery located in Lujan,  Buenos Aires,  which currently  produces the
     Brahma brand.

b)   To a third party, not related to the Purchaser and not currently  producing beer in Argentina:

-    The malt  production  facility  adjacent  to the  former  Bieckert  brewery located in Llavallol, Buenos Aires. Alternatively, the Parties can agree to allow such a third party to run the facility for 10 years.

2)   Within 12 months as of today,  the Parties must submit  documentation  with the relevant Argentine regulators bearing evidence of their commitment to:

-    Allow the Purchaser access, for a period of 7 years starting on the date of transfer of the assets described above, to Quinsa's distribution network in
     Argentina,  for the brands sold to the Purchaser.
-    Refrain from forcing or inducing  their clients to purchase  products other than beer.

3)   The Parties  must commit to  producing  Bieckert,  Palermo and  Heineken or
     Imperial (depending on which brand is transferred) for the Purchaser, if so required,  for a period of two years  starting  on the date the  assets are transferred.

The conditions  required by the Argentine  anti-trust  authority were within the scope of what the Company  expected for a transaction of this type,  clearing an important hurdle towards the completion of the Strategic Alliance.

For additional information, please contact the Investor Relations Department:

                Dana Voelzke                Alexandre Saddy
               (5511) 3741-7560            (5511) 3741-7553
              acdanav@ambev.com.br         acars@ambev.com.br

                                WWW.AMBEV-IR.COM

Statements  contained  in this press  release may contain  information  which is forward-looking and reflects  management's  current view and estimates of future economic circumstances,  industry conditions, company performance, and financial results.  Any  statements,  expectations,  capabilities,  plans and  assumptions contained in this press release that do not describe  historical  facts, such as statements  regarding the declaration or payment of dividends,  the direction of future  operations,  the  implementation  of principal  operating  and financing strategies  and  capital  expenditure  plans,  the  factors or trends  affecting financial condition,  liquidity or results of operations, and the implementation of the measures required under AmBev's  performance  agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Economica -
CADE) are  forward-looking  statements  within the  meaning of the U.S.  Private
Securities  Litigation  Reform  Act of 1995 and  involve  a number  of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions,  industry conditions,  and operating factors. Any changes in such  assumptions or factors could cause actual results to differ  materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 14, 2003

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

         Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.